EXHIBIT 99.6

Attention Business Editors/Telecommunications/Media Reporters:

Media Advisory — Call-Net Enterprises to release Q3 2004 results on Wednesday, October 27, 2004, quarterly conference call at 1:00 p.m.

     TORONTO, Oct. 12 /CNW/ — Call-Net Enterprises Inc. (TSX: FON, FON.B) will release its third quarter 2004 results before the markets open on Wednesday, October 27, 2004. Later the same day, the Company will hold a quarterly conference call.

Date:	Wednesday, October 27, 2004
Time:	1:00 p.m. ET
Participants:	Bill Linton, president and chief executive officer Duncan McEwan, executive vice president & chief strategy officer Roy Graydon, executive vice president & chief financial officer
Access Number:	1-888-789-0089 or 416-695-5259
Confirmation:	T526243S
Webcast:	www.callnet.ca or http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=935880

     To participate in the conference call, please call the access number 10 minutes prior to the scheduled start time and request Call-Net’s third quarter results teleconference. If you require assistance during the conference call, you can reach an operator by pressing ‘0’.

     A replay of the conference call will be available as follows:
Replay:	1-866-518-1010 and 416-695-5275 until November 3, 2004.
Archive:	The audio webcast will be archived at www.callnet.ca

     About Call-Net Enterprises Inc.

     Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home, long distance, dial-up Internet and wireless phone services to consumers and local, long distance, toll free, enhanced voice, data and IP services to businesses of all sizes across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

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For further information: Karen O’Leary, (416) 718-6445,
karen.oleary@sprint-canada.com